Filed pursuant to Rule 424(b)(3)
Registration No. 333-191494

PROSPECTUS SUPPLEMENT (dated March 24, 2014)

(To prospectus dated October 1, 2013)

DUKE ENERGY CORPORATION

InvestorDirect Choice Plan

This prospectus supplement amends and supplements the prospectus dated October 1, 2013, (the “Prospectus”) related to Duke Energy Corporation’s InvestorDirect Choice Plan (the “Plan”), and should be read together with the Prospectus. Some of the provisions of the Plan have been amended effective April 1, 2014. The amended provisions are set forth below. All other provisions of the Plan remain unchanged as set forth in the Prospectus.

SUMMARY OF THE PLAN

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Enrollment: An interested investor who does not already own shares of our common stock may enroll in the Plan by making an initial investment of at least $250, and submitting a completed Enrollment Form or creating an account through DUK-Online, our online account management system. Current shareholders may participate by submitting a completed Enrollment Form. If your shares of our common stock are held in a brokerage account, you may participate directly by registering some or all of those shares in your name or by making arrangements with the broker, bank or other intermediary account to participate on your behalf.

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Reinvestment of Dividends: You may elect to have between ten percent and one hundred percent of your cash dividends on our common stock automatically reinvested toward the purchase of additional shares of our common stock without paying any fees. If you elect to have only a portion of your dividends reinvested, you will receive a cash payment on the remaining portion.

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Optional Investments: You may invest additional funds in our common stock through optional investments of at least $50 for any single investment up to $100,000 per month. You may make such optional investments occasionally or at regular intervals, as you desire. Optional investments in excess of $100,000 per month may only be made in accordance with the procedures described in “Optional Investments Over Maximum Monthly Amount” under “Optional Investments” below. Optional investments will be fully invested in our common stock through the purchase of whole shares and fractional shares. We will pay or reinvest proportionate cash dividends on fractional shares of our common stock depending upon your reinvestment election.

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Safekeeping of Certificates: The Plan offers a safekeeping service whereby you may deposit certificates representing our common stock held in certificate form into the Plan. The safekeeping service is free of any service charges.

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Gifts or Transfer of Shares: You may direct us to transfer all or a portion of the shares of our common stock credited to your Account to another person, whether or not the transferee is a participant in the Plan. There is no cost for this service, and it is available for all shares held in the Plan, including shares deposited into the Plan for safekeeping.

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Sale of Shares: You may sell shares of our common stock credited to your Account (including those shares deposited into the Plan for safekeeping) through the Plan. A nominal brokerage commission and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale.

—	Statement of Account: As a participant in the Plan, you will receive an annual statement of account and a supplemental statement following any account activity.

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Fees: You will not be charged any fees for the purchase of shares through your Account. A nominal brokerage commission (currently $0.10 per share) will be deducted from the proceeds of any sale of shares credited to your Account.

Sale of Shares

Pricing of Shares Sold: The sale price of any shares sold will be the weighted average price of all shares sold for participants in the Plan during the period in which the Independent Agent is provided with Plan shares for that sale. You will receive the proceeds of the sale, less a nominal brokerage/administrative fee (currently $0.10 per share) and any required tax withholdings or transfer taxes.

Optional Investments

Returned Check/Returned Draft Fees: A $25 service fee will be charged for each item that is returned for insufficient funds. Any shares purchased with returned checks/returned drafts will be removed from the account. The administrator has the option to exercise offset rights on any cash or shares in your account and on any dividends paid to your account to cover unpaid administrative fees or losses resulting from returned checks/returned drafts.